SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

31 August 2006

Royal & Sun Alliance Insurance Group plc
(Translation of registrant’s name into English)

9th Floor, One Plantation Place
30 Fenchurch Street
London EC3M 3BD
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc

(Registrant)

Dated: 31 August 2006	By:	/s/ M R Chambers
	Name:	M R Chambers
	Title:	General Counsel and Group Company Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Holdings in Company – Barclays – Released 25 August 2006
99.2	Holdings in Company – Barclays – Released 29 August 2006
99.3	Holdings in Company – Barclays – Released 30 August 2006
99.4	Holdings in Company – Lehman Brothers – Released 29 August 2006
99.5	Holdings in Company – Lehman Brothers – Released 29 August 2006
99.6	Holdings in Company – Lehman Brothers – Released 30 August 2006
99.7	Holdings in Company – Lehman Brothers – Released 30 August 2006
99.8	Scrip dividend scheme – Released 24 August 2006